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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                 SCHEDULE 13D
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       SANTA FE ENERGY RESOURCES, INC.
                               (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                 802-012-104
                                (CUSIP NUMBER)

                               DAVID M. SCHULTE
                           ZELL/CHILMARK FUND, L.P.
                          TWO NORTH RIVERSIDE PLAZA
                           CHICAGO, ILLINOIS  60606
                                (312) 984-9711
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 MAY 15, 1995
                        (DATE OF EVENT WHICH REQUIRES
                          FILING OF THIS STATEMENT)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

    Check the following box if a fee is being paid with the statement. /X/

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                                 SCHEDULE 13D

CUSIP No.  802-012-104

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Zell/Chilmark Fund, L.P.  36-3716608

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) /__/
                                                                   (b) /X/
3.     SEC USE ONLY

4.     SOURCE OF FUNDS
       00

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                 /__/

6.     CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE

                               7.    SOLE VOTING POWER
                                     NONE
NUMBER OF
SHARES                         8.    SHARED VOTING POWER
BENEFICIALLY
OWNED BY                             NONE
EACH
REPORTING                      9.    SOLE DISPOSITIVE POWER
PERSON
WITH                                 5,007,987

                              10.    SHARED DISPOSITIVE POWER
                                     NONE

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,007,987

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                 /__/

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.5%

14.    TYPE OF REPORTING PERSON
         PN


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ITEM 1.         SECURITY AND ISSUER.

                This Statement relates to the common stock, par value $.01 per share ("Common Stock"), of Santa Fe Energy Resources, Inc. (the "Issuer"). The Issuer has its principal executive offices at 1616 South Voss Road, Suite 1000, Houston, Texas 77057.

ITEM 2.         IDENTITY AND BACKGROUND.

                (a-c)   This Statement is being filed by Zell/Chilmark Fund,
L.P., a Delaware limited partnership ("Zell/Chilmark"). The sole general partner of Zell/Chilmark is ZC Limited Partnership, an Illinois limited partnership ("ZC Limited"). No limited partner in Zell/Chilmark acts as a general partner or has control over Zell/Chilmark. The sole general partner of ZC Limited is ZC Partnership, a Delaware general partnership ("ZC"). ZC's sole partners are ZC, Inc., an Illinois corporation ("ZCI"), and CZ Inc., a Delaware corporation ("CZI"). The principal executive office of each of Zell/Chilmark, ZC Limited, ZC, ZCI and CZI is Two North Riverside Plaza, Chicago, Illinois 60606. The principal business of Zell/Chilmark, ZC Limited, ZC, ZCI and CZI is investing in, and providing capital and management support to, companies that are engaged in or are the appropriate subject of significant recapitalizations or corporated restructurings. The terms of the partnership agreements of ZC Limited and ZC give the principal shareholders of ZCI and CZI indirect control over ZC Limited. Certain information concerning the executive officers, directors and principal shareholders of ZCI and CZI is set forth in Appendix A hereto.

                (d) and (e) Neither Zell/Chilmark, ZC Limited, ZC, ZCI, CZI, nor, to the best knowledge of Zell/Chilmark, any of the persons listed on Appendix A hereto, have during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                Zell/Chilmark acquired beneficial ownership of the 5,007,987 shares of Common Stock to which this Statement relates (the "Shares") pursuant to the terms of that certain Partnership Withdrawal and Amendment Agreement (the "Withdrawal Agreement") dated as of May 15, 1995 by and between Zell/Chilmark, HC Associates, a Delaware general partnership of which Zell/Chilmark is a general partner ("HC"), and the various other general partners of HC. Certain information concerning the partners of HC is set forth in Appendix B hereto. The Withdrawal Agreement is attached hereto as Exhibit
99.1 and is incorporated herein by reference. Pursuant to the terms of the Withdrawal Agreement, Zell/Chilmark has the right to request and receive, from time to time, from HC a distribution or distributions aggregating up to the 5,007,987 Shares of Common Stock, or to cause such Shares to be conveyed directly


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to its designee. Because Zell/Chilmark will receive the Shares as a distribution from HC, no funds will be used to acquire the Shares.

ITEM 4.         PURPOSE OF TRANSACTION.

                Zell/Chilmark expects to exercise its right under the Withdrawal Agreement to receive a distribution of the Shares held by HC for the Sole purpose of disposing of such Shares as described herein.

                Zell/Chilmark entered into an agreement with the Issuer dated March 24, 1995 (the "Registration Rights Agreement") pursuant to which the Issuer agreed to file with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-3 to register the offer and sale of the Shares. The Registration Rights Agreement is attached hereto as
Exhibit 99.2 and is incorporated herein by reference. A registration statement on Form S-3 was filed by the Issuer with the Commission with respect to the possible sale by Zell/Chilmark of the Shares and with respect to the possible sale by Itel Corporation ("Itel") of 8,064,005 shares of Common Stock beneficially owned by Itel. Such registration statement became effective on May 8, 1995. Zell/Chilmark also entered into an Underwriting Agreement (the "Underwriting Agreement") dated May 23, 1995 with Goldman, Sachs & Co. ("Goldman"), pursuant to which Zell/Chilmark has agreed to sell the Shares to Goldman for a purchase price of $9.00 per share. Itel is also a party to the Underwriting Agreement and has agreed to sell its shares to Goldman for the same purchase price. The Underwriting Agreement is attached hereto as Exhibit
99.3 and is incorporated herein by reference. It is anticipated that the sale of the Shares pursuant to the Underwriting Agreement will be completed on May 31, 1995.

                David M. Schulte, whose relationship with Zell/Chilmark is described in Appendix A hereto, currently serves as a member of the Board of Directors of the Issuer. Mr. Schulte has advised the Issuer that if Zell/Chilmark sells all of the Shares, Mr. Schulte intends to resign as a director of the Company.

                Except as stated above, Zell/Chilmark does not have any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of
Schedule 13D, as promulgated by the Commission.

ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER.

                (a) and (b) To the best knowledge of Zell/Chilmark, as of May 15, 1995 there are 90,256,958 shares of Common Stock outstanding. The 5,007,987 Shares beneficially owned by Zell/Chilmark (because of its right to acquire such shares within sixty (60) days of the date hereof, as provided by Rule 13d-3(d)(1) promulgated by the Commission under the Exchange Act) represent approximately 5.5% of the outstanding shares of Common Stock. Zell/Chilmark has the sole power to dispose, or to direct the disposition, of the Shares insofar as HC has

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agreed pursuant to the Withdrawal Agreement not to dispose of any of the Shares without the consent of Zell/Chilmark. Pursuant to the terms of the Agreement of Partnership of HC Associates, HC has the sole right to vote the Shares so long as the Shares are held by HC. Upon consummation of the sale of the Shares as described herein, Zell/Chilmark will no longer beneficially own any shares of Common Stock.

                Based upon a Schedule 13D filed by Itel, Zell/Chilmark understands that Itel beneficially owns 8,064,005 shares of Common Stock of the Issuer. Itel has also agreed to sell such shares pursuant to the Underwriting Agreement. As stated in Itel's Schedule 13D, under the definition of "beneficial ownership" in Rule 13d-3 of the Rules and Regulations under the Securities Exchange Act of 1934, Samuel Zell, Chairman of the Board of Itel, Ann Lurie and Sheli Z. Rosenberg, directors of Itel, might be deemed to be beneficial owners of approximately 26% of Itel's common stock and might be deemed to be controlling persons of Itel. Zell/Chilmark disclaims beneficial ownership of any shares of Common Stock held by HC (other than the Shares), by Itel or by Mr. Zell, Mrs. Lurie or Mrs. Rosenberg as a result of the foregoing.

        At the date hereof, to the best knowledge of Zell/Chilmark, none of ZC Limited, ZC, ZCI, CZI or any of the persons listed in Appendix A hereto owns any Common Stock (other than shares of Common Stock beneficially owned by Zell/Chilmark, as described herein, or Itel, of which one or more of such other persons may be deemed to have beneficial ownership pursuant to Rule 13d-3 of the Exchange Act).

                (c)     Other than as described herein, during the last sixty
(60) days, no transactions in Common Stock were effected by Zell/Chilmark (or, to the best knowledge of Zell/Chilmark, ZC Limited, ZCI, CZI or any of the persons listed in Appendix A).

                (d) Until the earlier to occur of the dissolution of HC and the distribution to Zell/Chilmark of all of the Shares (together with other assets of HC to which Zell/Chilmark may be entitled in respect of its HC percentage interest), HC has the right to receive cash dividends in respect of the Shares, or any proceeds arising from any involuntary disposition of the Shares (voluntary dispositions are proscribed under the Withdrawal Agreement), but Zell/Chilmark retains its right to receive cash distributions attributable to its HC percentage interest, including distributions arising from Common Stock dividends.

                (e)     Not applicable.

ITEM 6.         CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR
                RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                Except for the agreements described herein and the Agreement of Partnership of HC Associates (which is attached hereto as Exhibit 99.4 and is incorporated herein by reference), neither Zell/Chilmark nor, to the best of its knowledge, ZC Limited, ZC, ZCI, CZI or any of the persons listed on Appendix A hereto has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer, except that Zell/Chilmark understands that HC and

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Itel have each entered into registration rights agreements similar to the
Registration Rights Agreement.

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS.

                Exhibit 99.1 - The Withdrawal Agreement.

                Exhibit 99.2 - The Registration Rights Agreement.

                Exhibit 99.3 - The Underwriting Agreement

                Exhibit 99.4 - Agreement of Partnership of HC Associates
                               (Exclusive of Exhibits and Schedules)







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                                  SIGNATURE

        After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

                                        Zell/Chilmark Fund, L.P.

                                        By:     ZC Limited Partnership,
                                                general partner

                                        By:     ZC Partnership,
                                                general partner

Dated:  May 25, 1995                    By:     CZ Inc., a partner

                                        By:     /s/ Matthew Rosenberg
                                                ------------------------
                                                Matthew Rosenberg,
                                                Vice President






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                                EXHIBIT INDEX


EXHIBIT                                                              PAGE
NUMBER                 DESCRIPTION                                   NUMBER

99.1                   The Withdrawal Agreement

99.2                   The Registration Rights Agreement

99.3                   The Underwriting Agreement

99.4                   Agreement of Partnership of HC Associates
                       (Exclusive of Exhibits and Schedules)






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                                  APPENDIX A

Information Concerning Executive Officers, Directors and Major Shareholders of ZC, Inc. and CZ Inc. All the individuals listed below are United States citizens.

                                   ZC, INC.

                       DIRECTORS AND EXECUTIVE OFFICERS

                                             PRESENT PRINCIPAL OCCUPATION
BUSINESS ADDRESS                             NAME AND EMPLOYMENT

Samuel Zell                             Sole director and President of ZC, Inc.
Two North Riverside Plaza               Mr. Zell is Chairman of the Board of
Chicago, Illinois 60606                 Equity Group Investments, Inc., Great
                                        American Management and Investment,
                                        Inc., Itel Corporation, American
                                        Classic Voyages Co., Falcon Building
                                        Products, Inc., Broadway Stores, Inc.
                                        and Equity Residential Properties
                                        Trust; Co-Chairman of the Board of
                                        Revco D.S., Inc.; and Chairman of the
                                        Board and Chief Executive Officer of
                                        Capsure Holdings Corp. and Manufactured
                                        Home Communities, Inc.

Donald W. Phillips                      Vice President of ZC, Inc. Mr. Phillips
Two North Riverside Plaza               is Executive Vice President of Equity
Chicago, Illinois 60606                 Financial and Management Company and
                                        Chairman of the Board of Equity
                                        Institutional Investors, Inc.

Sheli Z. Rosenberg                      Vice President and Secretary of ZC,
Two North Riverside Plaza               Inc. Mrs. Rosenberg is Chairman of the
Chicago, Illinois 60606                 Board of the law firm Rosenberg &
                                        Liebentritt, P.C. and a director and
                                        President and Chief Executive Officer
                                        of Equity Group Investments, Inc.

Arthur A. Greenberg                     Vice President and Treasurer of ZC,
Two North Riverside Plaza               Inc. Mr. Greenberg is President of
Chicago, Illinois 60606                 Greenberg & Pociask Ltd., a director
                                        and Executive Vice President and Chief
                                        Financial Officer of Equity Group
                                        Investments, Inc. and Senior Vice
                                        President and Treasurer of Capsure
                                        Holdings Corp.



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                              MAJOR SHAREHOLDERS

Samuel Zell, as trustee of the Samuel Zell Revocable Trust dated January 17, 1990 (the "SZ Trust"), is the sole shareholder of ZC, Inc. Mr. Zell is also the beneficiary of the SZ Trust.

                                   CZ INC.

                       DIRECTORS AND EXECUTIVE OFFICERS

David M. Schulte                Sole director, President, Secretary and
Two North Riverside Plaza       Treasurer of CZ Inc. Mr. Schulte is the
Chicago, Illinois 60606         managing general partner of Chilmark Partners,
                                L.P. and devotes all of his time to the affairs of Zell/Chilmark.

Joel S. Friedland               Vice President and Assistant Secretary of CZ
Two North Riverside Plaza       Inc. Mr. Friedland is a partner of Chilmark
Chicago, Illinois 60606         Partners, L.P. and devotes all of his time to
                                the affairs of Zell/Chilmark.

Matthew R. Rosenberg            Vice President and Assistant Secretary of CZ
Two North Riverside Plaza       Inc.  Mr. Rosenberg is a partner of Chilmark
Chicago, Illinois 60606         Partners, L.P. and devotes all of his time to
                                the affairs of Zell/Chilmark.

                              MAJOR SHAREHOLDERS

David M. Schulte is the sole shareholder of CZ Inc.



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                                  APPENDIX B


                                HC ASSOCIATES

The partners of HC Associates are as follows:

Zell/Chilmark Fund, L.P.
Two North Riverside Plaza
Chicago, Illinois 60606

GKH Investments, L.P. and GKH Partners, L.P., as nominee for GKH Private Limited
1940 First City Bank Tower
Corpus Christi, Texas 78477

Ernest H. Cockrell
Texas Testamentary Trust u/a/d February 20, 1972
1600 Smith
Suite 4600
Houston, Texas 77002

Carol C. Jennings
Texas Testamentary Trust u/a/d February 20, 1972
1600 Smith
Suite 4600
Houston, Texas 77002





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